SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                      Take-Two Interactive Software, Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   874054109
                                 (CUSIP Number)

                                  Marc Weitzen
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 17, 2009
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d 7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  874054109

1  NAME OF REPORTING PERSON
     High River Limited Partnership

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     1,831,695 (includes Shares underlying call options. See Item 5)

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     1,831,695 (includes Shares underlying call options. See Item 5)

10  SHARED DISPOSITIVE POWER
     0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,831,695 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.26%

14  TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D

CUSIP No.  874054109

1  NAME OF REPORTING PERSON
     Hopper Investments LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     1,831,695 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
     0

10  SHARED DISPOSITIVE POWER
     1,831,695 (includes Shares underlying call options. See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,831,695 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.26%

14  TYPE OF REPORTING PERSON
     OO

                                  SCHEDULE 13D

CUSIP No.  874054109

1  NAME OF REPORTING PERSON
     Barberry Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     1,831,695 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
     0

10  SHARED DISPOSITIVE POWER
     1,831,695 (includes Shares underlying call options. See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,831,695 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.26%

14  TYPE OF REPORTING PERSON
     CO

                                  SCHEDULE 13D

CUSIP No.  874054109

1  NAME OF REPORTING PERSON
     Icahn Partners Master Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     3,135,434 (includes Shares underlying call options. See Item 5)

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     3,135,434 (includes Shares underlying call options. See Item 5)

10  SHARED DISPOSITIVE POWER
     0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,135,434 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.86%

14  TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D

CUSIP No.  874054109

1  NAME OF REPORTING PERSON
     Icahn Partners Master Fund II LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     1,127,017 (includes Shares underlying call options. See Item 5)

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     1,127,017 (includes Shares underlying call options. See Item 5)

10  SHARED DISPOSITIVE POWER
     0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,127,017 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.39%

14  TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D

CUSIP No.  874054109

1  NAME OF REPORTING PERSON
     Icahn Partners Master Fund III LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     427,518 (includes Shares underlying call options. See Item 5)

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     427,518 (includes Shares underlying call options. See Item 5)

10  SHARED DISPOSITIVE POWER
     0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     427,518 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.53%

14  TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D

CUSIP No.  874054109

1  NAME OF REPORTING PERSON
     Icahn Offshore LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     4,689,969 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
     0

10  SHARED DISPOSITIVE POWER
     4,689,969 (includes Shares underlying call options. See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,689,969 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.78%

14  TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D

CUSIP No.  874054109

1  NAME OF REPORTING PERSON
     Icahn Partners LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     2,636,815 (includes Shares underlying call options. See Item 5)

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     2,636,815 (includes Shares underlying call options. See Item 5)

10  SHARED DISPOSITIVE POWER
     0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,636,815 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.25%

14  TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D

CUSIP No.  874054109

1  NAME OF REPORTING PERSON
     Icahn Onshore LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     2,636,815 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
     0

10  SHARED DISPOSITIVE POWER
     2,636,815 (includes Shares underlying call options. See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,636,815 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.25%

14  TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D

CUSIP No.  874054109

1  NAME OF REPORTING PERSON
     Icahn Capital LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     7,326,784 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
     0

10  SHARED DISPOSITIVE POWER
     7,326,784 (includes Shares underlying call options. See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,326,784 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.03%

14  TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D

CUSIP No.  874054109

1  NAME OF REPORTING PERSON
     IPH GP LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     7,326,784 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
     0

10  SHARED DISPOSITIVE POWER
     7,326,784 (includes Shares underlying call options. See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,326,784 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.03%

14  TYPE OF REPORTING PERSON
     OO

                                  SCHEDULE 13D

CUSIP No.  874054109

1  NAME OF REPORTING PERSON
     Icahn Enterprises Holdings L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     7,326,784 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
     0

10  SHARED DISPOSITIVE POWER
     7,326,784 (includes Shares underlying call options. See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,326,784 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.03%

14  TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D

CUSIP No.  874054109

1  NAME OF REPORTING PERSON
     Icahn Enterprises G.P. Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     7,326,784 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
     0

10  SHARED DISPOSITIVE POWER
     7,326,784 (includes Shares underlying call options. See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,326,784 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.03%

14  TYPE OF REPORTING PERSON
     CO

                                  SCHEDULE 13D

CUSIP No.  874054109

1  NAME OF REPORTING PERSON
     Beckton Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     7,326,784 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
     0

10  SHARED DISPOSITIVE POWER
     7,326,784 (includes Shares underlying call options. See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,326,784 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.03%

14  TYPE OF REPORTING PERSON
     CO

                                  SCHEDULE 13D

CUSIP No.  874054109

1  NAME OF REPORTING PERSON
     Carl C. Icahn

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     9,158,479 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
     0

10  SHARED DISPOSITIVE POWER
     9,158,479 (includes Shares underlying call options. See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,158,479 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.28%

14  TYPE OF REPORTING PERSON
     IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement relates to the Common Stock, par value $0.01 (the "Shares"), issued by Take-Two Interactive Software, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 622 Broadway, New York, New York 10012.

Item 2. Identity and Background

     The persons filing this statement are High River Limited Partnership ("High River"), Hopper Investments LLC ("Hopper"), Barberry Corp. ("Barberry"), Icahn
Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II LP ("Icahn Master II"), Icahn Partners Master Fund III LP ("Icahn Master III"), Icahn Offshore LP ("Icahn Offshore"), Icahn Partners LP ("Icahn Partners"), Icahn Onshore LP ("Icahn Onshore"), Icahn Capital LP ("Icahn Capital"), IPH GP LLC ("IPH"), Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), Beckton Corp. ("Beckton"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

     The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, (ii) Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, and (iii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

     Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl
C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 91% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

     Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Each of Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

     Carl  C.  Icahn's  present principal occupation or employment is serving as
(i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, including investment management, metals, real estate and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

     None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Persons hold, in the aggregate, 9,158,479 Shares (including 783,479 Shares underlying call options. See Item 5). The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was $70,621,840 (including commissions and premiums for the options to purchase Shares). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares purchased by the Reporting Persons was obtained through margin borrowing. The Shares purchased by the Reporting Persons are maintained in margin accounts that include positions in securities in addition to Shares. As of the close of business on December 16, 2009, the indebtedness of (i) High River's margin account was approximately $433.5 million, (ii) Icahn Partners' margin account was approximately $3.0 million, (iii) Icahn Master's margin account was approximately $7.2 million, (iv) Icahn Master II's margin account was approximately $1.4 million, and (v) Icahn Master III's margin account was approximately $47.2 million.

Item 4. Purpose of Transaction

     The Reporting Persons acquired the Shares in the belief that the Shares were undervalued. The Reporting Persons may, from time to time, seek to have conversations with representatives of the Issuer about the Company.

     The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer in the open market or otherwise. They reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 9,158,479 Shares (including Shares underlying call options), representing approximately 11.28% of the Issuer's outstanding Shares (based upon the 81,172,615 Shares stated to be outstanding as of September 1, 2009 by the Issuer in the Issuer's Form 10-Q filed with the Securities and Exchange
Commission  on  September  3,  2009).

     (b) High River has sole voting power and sole dispositive power with regard to 1,831,695 Shares (including Shares underlying call options). Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 3,135,434 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 1,127,017 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 427,518 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr.Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 2,636,815 Shares (including Shares underlying call options). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on December 17, 2009. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of                                 Number of             Purpose Price per
Reporting           Date of             Shares                Share (U.S.$)/
Person              Transaction         Purchased             Exercise Price
---------           -----------         ---------             -----------------
High River            12/7/2009         280,000.00                      7.98
High River            12/8/2009         347,660.00                      7.92
High River            12/9/2009         166,040.00                      7.84
High River           12/10/2009         170,000.00                      7.81
High River           12/11/2009          80,000.00                      7.79
High River           12/14/2009          22,964.00                      7.84
High River           12/15/2009             320.00                      7.86
High River           12/16/2009          31,154.00                      7.96
High River           12/17/2009          75,000.00                      8.18
High River           12/17/2009         156,696.00(1)                   5.25(2)
Icahn Partners        12/7/2009         424,410.00                      7.98
Icahn Partners        12/8/2009         500,474.00                      7.92
Icahn Partners        12/9/2009         239,021.00                      7.84
Icahn Partners       12/10/2009         244,724.00                      7.81
Icahn Partners       12/11/2009         115,164.00                      7.79
Icahn Partners       12/14/2009          33,058.00                      7.84
Icahn Partners       12/15/2009             462.00                      7.86
Icahn Partners       12/16/2009          44,849.00                      7.96
Icahn Partners       12/17/2009         107,965.00                      8.18
Icahn Partners       12/17/2009         225,571.00(1)                   5.25(2)
Icahn Master          12/7/2009         469,032.00                      7.98
Icahn Master          12/8/2009         595,113.00                      7.92
Icahn Master          12/9/2009         284,222.00                      7.84
Icahn Master         12/10/2009         291,000.00                      7.81
Icahn Master         12/11/2009         136,941.00                      7.79
Icahn Master         12/14/2009          39,310.00                      7.84
Icahn Master         12/15/2009             547.00                      7.86
Icahn Master         12/16/2009          53,329.00                      7.96
Icahn Master         12/17/2009         128,383.00                      8.18
Icahn Master         12/17/2009         268,226.00(1)                   5.25(2)
Icahn Master II       12/7/2009         165,713.00                      7.98
Icahn Master II       12/7/2009          60,845.00                      7.98
Icahn Master II       12/8/2009         213,909.00                      7.92
Icahn Master II       12/9/2009         102,163.00                      7.84
Icahn Master II      12/10/2009         104,599.00                      7.81
Icahn Master II      12/11/2009          49,222.00                      7.79
Icahn Master II      12/14/2009          14,130.00                      7.84
Icahn Master II      12/15/2009             197.00                      7.86
Icahn Master II      12/16/2009          19,169.00                      7.96
Icahn Master II      12/17/2009          46,146.00                      8.18
Icahn Master II      12/17/2009          96,413.00(1)                   5.25(2)
Icahn Master III      12/8/2009          81,144.00                      7.92

Icahn Master III      12/9/2009          38,754.00                      7.84
Icahn Master III     12/10/2009          39,677.00                      7.81
Icahn Master III     12/11/2009          18,673.00                      7.79
Icahn Master III     12/14/2009           5,360.00                      7.84
Icahn Master III     12/15/2009              74.00                      7.86
Icahn Master III     12/16/2009           7,271.00                      7.96
Icahn Master III     12/17/2009          17,506.00                      8.18
Icahn Master III     12/17/2009          36,573.00(1)                   5.25(2)
_________________________
(1) Shares underlying American-style call options purchased by the applicable Reporting Person, which expire on December 16, 2011.

(2) Per share exercise price of call options purchased by the Reporting Persons. Exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options. The premium for such call options was approximately 35% of the market price.



Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Call Options
------------

     The Reporting Persons have purchased American-style call options referencing an aggregate of 783,479 Shares, which expire on December 16, 2011. The agreements provide for physical settlement (unless the Reporting Person opts for a cash settlement). These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate. These agreements are further described in Item 5(c).

Put Options
-----------

     The Reporting Persons have sold European-style put options referencing an aggregate of 783,479 Shares, which expire on December 16, 2011. The agreements provide that they settle in cash. These agreements do not give the Reporting
Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.

     Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1      Joint Filing Agreement of the Reporting Persons

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2009

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
  By: Hopper Investments LLC, general partner

    By:  /s/ Edward E. Mattner
         ---------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN CAPITAL LP
  By: IPH GP LLC, its general partner
    By: Icahn Enterprises Holdings L.P., its sole member
      By: Icahn Enterprises G.P. Inc., its general partner

IPH GP LLC
  By: Icahn Enterprises Holdings L.P., its sole member
    By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES HOLDINGS L.P.
  By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

  By:  /s/ Dominick Ragone
       -------------------
       Name: Dominick Ragone
       Title: Chief Financial Officer

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN




     [Signature Page of Schedule 13D - Take-Two Interactive Software, Inc.]

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Take-Two Interactive Software, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 17th day of December, 2009.


ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
  By: Hopper Investments LLC, general partner

    By:  /s/ Edward E. Mattner
         ---------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN CAPITAL LP
  By: IPH GP LLC, its general partner
    By: Icahn Enterprises Holdings L.P., its sole member
      By: Icahn Enterprises G.P. Inc., its general partner

IPH GP LLC
  By: Icahn Enterprises Holdings L.P., its sole member
    By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES HOLDINGS L.P.
  By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

  By:  /s/ Dominick Ragone
       -------------------
       Name: Dominick Ragone
       Title: Chief Financial Officer

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN







          [Signature Page of Joint Filing Agreement to Schedule 13D -
                      Take-Two Interactive Software, Inc.]

SCHEDULE A

           DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.


ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
Name                                  Position
----                                  --------
Icahn Offshore LP                     General Partner
Carl C. Icahn                         Chief Executive Officer
Keith A. Meister                      Managing Director
Vincent J. Intrieri                   Managing Director
Irene March                           Chief Financial Officer
Edward E. Mattner                     Authorized Signatory
Gail Golden                           Authorized Signatory
Dana Witkin                           Director of Investor Relations
Keith Cozza                           Chief Compliance Officer
Anthony Canova                        Controller


ICAHN PARTNERS LP
Name                                  Position
----                                  --------
Icahn Onshore LP                      General Partner
Carl C. Icahn                         Chief Executive Officer
Keith A. Meister                      Managing Director
Vincent J. Intrieri                   Managing Director
Irene March                           Chief Financial Officer
Edward E. Mattner                     Authorized Signatory
Gail Golden                           Authorized Signatory
Dana Witkin                           Director of Investor Relations
Keith Cozza                           Chief Compliance Officer
Anthony Canova                        Controller


ICAHN ONSHORE LP
ICAHN OFFSHORE LP
Name                                  Position
----                                  --------
Icahn Capital LP                      General Partner
Carl C. Icahn                         Chief Executive Officer
Keith A. Meister                      Managing Director
Vincent J. Intrieri                   Managing Director
Irene March                           Chief Financial Officer
Edward E. Mattner                     Authorized Signatory
Gail Golden                           Authorized Signatory
Dana Witkin                           Director of Investor Relations
Keith Cozza                           Chief Compliance Officer
Anthony Canova                        Controller

ICAHN CAPITAL LP
Name                                  Position
----                                  --------
IPH GP LLC                            General Partner
Carl C. Icahn                         Chief Executive Officer
Keith A. Meister                      Managing Director
Vincent J. Intrieri                   Managing Director
Irene March                           Chief Financial Officer
Edward E. Mattner                     Authorized Signatory
Gail Golden                           Authorized Signatory
Dana Witkin                           Director of Investor Relations
Keith Cozza                           Chief Compliance Officer
Anthony Canova                        Controller


IPH GP LLC
Name                                  Position
----                                  --------
Icahn Enterprises Holdings L.P.       Sole Member
Carl C. Icahn                         Chief Executive Officer
Keith A. Meister                      Managing Director
Vincent J. Intrieri                   Managing Director
Irene March                           Chief Financial Officer
Edward E. Mattner                     Authorized Signatory
Gail Golden                           Authorized Signatory
Dana Witkin                           Director of Investor Relations
Keith Cozza                           Chief Compliance Officer
Anthony Canova                        Controller


ICAHN ENTERPRISES HOLDINGS L.P.
Name                                  Position
----                                  --------
Icahn Enterprises G.P. Inc.           General Partner


ICAHN ENTERPRISES G.P. INC.
Name                                  Position
----                                  --------
Carl C. Icahn                         Chairman
Keith A. Meister                      Vice Chairman, Principal Executive Officer
William A. Leidesdorf                 Director
Jack G. Wasserman                     Director
James L. Nelson                       Director
Vincent J. Intrieri                   Director
Dominick Ragone                       Chief Financial Officer
Felicia P. Buebel                     Assistant Secretary
Craig Petit                           Vice President/Taxes


BECKTON CORP.
Name                                  Position
----                                  --------
Carl C. Icahn                         Chairman of the Board; President
Jordan Bleznick                       Vice President/Taxes
Edward E. Mattner                     Authorized Signatory
Keith Cozza                           Secretary; Treasurer


HIGH RIVER LIMITED PARTNERSHIP
Name                                  Position
----                                  --------
Hopper Investments LLC                General Partner


HOPPER INVESTMENTS LLC
Name                                  Position
----                                  --------
Barberry Corp                         General Partner
Edward E. Mattner                     Authorized Signatory

BARBERRY CORP.
Name                                  Position
----                                  --------
Carl C. Icahn                         Chairman of the Board; President
Gail Golden                           Vice President; Authorized Signatory
Jordan Bleznick                       Vice President/Taxes
Vincent J. Intrieri                   Vice President; Authorized Signatory
Irene March                           Authorized Signatory
Edward E. Mattner                     Authorized Signatory
Keith Cozza                           Secretary; Treasurer